United States securities and exchange commission logo





                         April 30, 2024

       Valentios Valentis
       Chairman and Chief Executive Officer
       Pyxis Tankers Inc.
       59 K. Karamanli Street
       15125 Maroussi, Greece

                                                        Re: Pyxis Tankers Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 22,
2024
                                                            File No. 333-278862

       Dear Valentios Valentis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anuja A.
Majmudar at 202-551-3844 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Energy & Transportation
       cc:                                              Keith Billotti